Floqsta, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021 & 2022

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Floqsta, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
December 20, 2023

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2022	**2021**
ASSETS		
Current Assets		
Cash and Cash Equivalents	122,526	-
Total Current Assets	122,526	-
TOTAL ASSETS	122,526	-
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	6,186	-
Total Current Liabilities	6,186	-
Long-term Liabilities		
Future Equity Obligations - Related Party	50,000	-
Future Equity Obligations	500,000	-
Total Long-Term Liabilities	550,000	-
TOTAL LIABILITIES	556,186	-
EQUITY		
Common Stock	8	8
Additional Paid in Capital	43,934	43,934
Accumulated Deficit	(477,602)	(43,942)
Total Equity	(433,660)	-
TOTAL LIABILITIES AND EQUITY	122,526	-

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	**$ Amount**	**APIC**	**Accumulated Deficit**	**Total Shareholder Equity**
Beginning Balance at 6/15/2021 (Inception)	-	-	-	-	-
Issuance of Common Stock	800,000	8	43,934	-	43,942
Net Income (Loss)	-	-	-	(43,942)	(43,942)
Ending Balance 12/31/2021	800,000	8	43,934	(43,942)	-
Issuance of Common Stock	90,000	-	-	-	-
Net Income (Loss)	-	-	-	(433,660)	(433,660)
Ending Balance 12/31/2022	890,000	8.0	43,934	(477,602)	(433,660)

Statement of Operations

	Year Ended December 31,	
	2022	2021
Revenue	-	-
Cost of Revenue	-	-
Gross Profit	-	-
Operating Expenses		
Advertising and Marketing - Related Party	141,748	3,870
Advertising and Marketing	23,319	11,544
General and Administrative	70,310	6,546
Research and Development - Related Party	99,338	21,982
Research and Development	98,945	-
Total Operating Expenses	433,660	43,942
Operating Income (loss)	(433,660)	(43,942)
Earnings Before Income Taxes	(433,660)	(43,942)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(433,660)	(43,942)

Statement of Cash Flows

	Year Ended December 31,	
	2022	2021
OPERATING ACTIVITIES		
Net Income (Loss)	(433,660)	(43,942)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable and Accrued Expenses	6,186	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	6,186	-
Net Cash provided by (used in) Operating Activities	(427,474)	(43,942)
FINANCING ACTIVITIES		
Proceeds from the Issuance of Common Stock	-	8
Proceeds from Additional Paid-in Capital	-	43,934
Proceeds from Issuance of Future Equity Obligations - Related Party	50,000	-
Proceeds from Issuance of Future Equity Obligations	500,000	-
Net Cash provided by (used in) Financing Activities	550,000	43,942
Cash at the beginning of period	-	-
Net Cash increase (decrease) for period	122,526	-
Cash at end of period	122,526	-

Floqsta, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Floqsta, Inc. (Company) was incorporated in Delaware on June 15th, 2021. The Company is a technology startup at seed stage, developing a social travel connects travel companions with travel adventures, using AI-enabled matching algorithms. The Company plans to earn revenue from commissions paid by travel providers (e.g. tour operators), advertising fees and subscription fees. Revenue stream is planned to commence in Q1 of 2024.

The Company's headquarters is in Boston, Massachusetts. The Company customers are initially located in United States with planned international expansion in the end of 2024.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit

worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price
Total options outstanding, January 1, 2021	-	$-
Granted	-	$-
Exercised	-	$-
Expired/cancelled	-	$-
Total options outstanding, December 31, 2021	-	$-
Granted	45,000	$0.035
Exercised	-	
Expired/cancelled	(20,000)	$0.035
Total options outstanding, December 31, 2022	25,000	$0.035
Options exercisable, December 31, 2022	-	$-

	Nonvested Options	Weighted Average Fair Value
Nonvested options, January 1, 2021	-	$-
Granted	-	$-
Vested	-	$-
Forfeited	-	$-
Nonvested options, December 31, 2021	-	$-
Granted	45,000	$-
Vested	-	$-
Forfeited	(20,000)	$-
Nonvested options, December 31, 2022	25,000	$-

The following is an analysis of shares of the Company's common stock issued as compensation:

	Nonvested Shares	Weighted Average Fair Value
Nonvested shares, June 15, 2021	-	$-
Granted	-	$-
Vested	-	$-
Forfeited	-	$-
Nonvested shares, December 31, 2021	-	$-
Granted	70,000	$-
Vested	(70,000)	$-
Forfeited	-	$-
Nonvested shares, December 31, 2022	-	$-

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions is the United States. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with related parties totaling $50,000. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at no stated discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $6M.

A separate company owned by the founder provided marketing and software development services to the Company resulting in service fees of $25,852 ($3,870 in marketing and $21,982 software development) and $39,425 in 2021 and 2022, respectively.

A separate company the founder is a director for provided software development services to the Company resulting in service fees of $59,913 in 2022.

A separate company the founder is a president for provided marketing services to the Company resulting in service fees of $141,748 in 2022.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at no stated discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $6M.

NOTE 6 – EQUITY

The Company is authorized to issue 1,000,000 shares of common stock at a par value of $0.00001 per share. 800,000 shares were issued and outstanding as of the end of 2021 and 890,000 shares were issued and outstanding as of the end of 2022.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through December 20, 2023, the date these financial statements were available to be issued.

The Company entered into SAFE agreements totaling $135,000 including $60,000 from a related party. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at no stated discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $6M.

The Company issued 5,000 shares of common stock in return for $27,000.

The Company entered into an additional SAFE round resulting in entering into SAFE agreements totaling $25,000. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at no stated discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $8M.

The Company entered into loans with shareholders totaling $80,000. The loans have maturity dates ranging from 2024 to 2025. The loans do not accrue interest.

The word 'FLOQSTA' became a registered trademark in the United States and several other countries including Australia, UK, Mexico, EU, Switzerland, Republic of Korea, Japan, Singapore, and Turkey. The Company submitted their registered trademark in Canada and India and are awaiting approval.

The slogan 'UNLOCK YOUR FLOQ', company logos and applications have been submitted for registration and have passed the first stage of approval in the USA.

The name 'The Floq' has been submitted for registration.

The Company signed affiliate agreements with four well-known companies and their proof-of-concept initiative commenced with another well-known company.

The Company had their progressive rollout of their product release from August-December of 2023 including trip advertising and community engagement functionality.

The Company entered into a creative partnership and mutual sponsorship agreements with their brand ambassador Tommy Corey, who is a photo artist and film maker.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and realized losses, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, which are typical of early-stage startups, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.